10/4

04045261

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Matsui Securities Co. Ltd

*CURRENT ADDRESS

PROCESSED

OCT 04 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5215 FISCAL YEAR 3-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/4/04

File No. 82-5215

AR/S
3-31-04

Consolidated Financial Summary under Japanese GAAP
For the Year Ended March 31, 2004

Date: April 22, 2004
Company name (code number): Matsui Securities Co., Ltd. (8628)
Head Office: 1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing: Tokyo
Representative: Michio Matsui: CEO, Representative director
For inquiries: Hirohito Imada: Managing Director
TEL: +81-3-5216-0653
Application of US GAAP: None

Note: All figures in the financial statements are rounded off to the nearest millionth.

Consolidated financial summary for the year ended March 31, 2004

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Year ended March 31, 2004	25,036	(86.5)	23,738	(95.4)	14,285	(303.6)	14,016	(298.4)
Year ended March 31, 2003	13,425	(5.0)	12,151	(6.3)	3,540	(−19.0)	3,518	(−10.7)

	Net income		Earnings/share	Fully diluted earnings/share	Earnings/ shareholders' equity	Ordinary income/ total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Year ended March 31, 2004	7,280	(390.3)	81.50	76.99	20.5	4.3
Year ended March 31, 2003	1,485	(−20.6)	16.94	16.66	4.7	2.0

Note
1. Investment gain and loss on equity method: None
2. Average number of shares outstanding
   Year ended Mar. 31, 2004 88,373,711shares
   Year ended Mar. 31, 2003 87,673,327shares
3. Change in accounting policies: None

(2) Financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity/share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
Year ended March 31, 2004	488,166	39,162	8.0	439.36
Year ended March 31, 2003	169,904	32,033	18.9	363.80

Note: 1. Number of shares outstanding
   As of Mar. 31, 2004 88,957,910 shares
   As of Mar. 31, 2003 88,048,942 shares

(3) Cash Flows

	Cash flows from operating activities (Millions of Yen)	Cash flows from investing activities (Millions of Yen)	Cash flows from financing activities (Millions of Yen)	Cash and cash equivalent at end of period (Millions of Yen)
Year ended March 31, 2004	−87,829	−1,290	113,875	29,744
Year ended March 31, 2003	−6,236	−2,280	6,034	4,989

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 1 company

Affiliates applicable of equity method: None

(5) Change in scope of consolidation and equity method

Change in scope of consolidation and equity method: None

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results expeditiously instead of such forecasts.

Notice to readers:

The accompanying consolidated financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

<Note>

The Consolidated Financial Summary under Japanese GAAP for the Year Ended March 31, 2004 have been restated according to the change in the planned appropriation of retained earnings for the year ended March 31, 2004 (Bonuses to directors (74 million Yen) and those to auditors (3 million Yen) were added to the original plan). This summary translation is based on the restated Summary. The effects of this change are as follow:

＜Consolidated Financial Summary＞

Earnings per share for the year ended March 31, 2004: 82.37→81.50 Yen

Fully diluted earnings per share for the year ended March 31, 2004: 77.81→76.99 Yen

1. Information on Group Companies

Translation omitted.

2. Management Policy

Translation omitted.

3. Business results and Financial Positions for the year ended March 31, 2004

Translation omitted.

Consolidated Balance Sheets

Item	Note	March 31, 2003 Millions of Yen		%	March 31, 2004 Millions of Yen		%
(Assets)							
I Current Assets							
Cash and bank deposits			4,989			29,744	
Cash segregated as deposits			77,801			183,002	
Cash in trust			—			4,400	
Trading assets			1			397	
Net receivables arising from pre-settlement date trades			—			14	
Margin account assets:			78,343			261,154	
Loans receivable from customers		72,777			252,081		
Cash deposited as collateral for securities borrowed from securities finance companies		5,566			9,073		
Receivables from customers and others			236			23	
Advance paid for subscription			—			44	
Short-term guarantee deposits			2,999			899	
Prepaid expenses			105			176	
Accrued income			775			1,931	
Deferred income taxes			188			692	
Others			332			616	
Allowance for doubtful accounts			(323)			(206)	
Total current assets			165,445	97.4		482,887	98.9
II Fixed assets							
1 Tangible fixed assets	1		857	0.5		974	0.2
Buildings		345			461		
Equipment and instruments		227			194		
Land		285			319		
2 Intangible assets			2,165	1.3		2,055	0.4
Software		2,109			1,997		
Others		55			58		
3 Investments and others			1,438	0.8		2,250	0.5
Investment securities		665			1,177		
Investment in partnership		3			3		
Long-term loans receivable		50			168		
Long-term guarantee deposits		68			193		
Long-term prepaid expenses		7			21		
Deferred income taxes		565			643		
Others		130			307		
Allowance for doubtful accounts		(50)			(261)		
Total fixed assets			4,459	2.6		5,279	1.1
Total assets			169,904	100.0		488,166	100.0

Item	Note	March 31, 2003 Millions of Yen		%	March 31, 2004 Millions of Yen		%
(Liabilities)							
Ⅰ Current liabilities							
Trading assets			—			217	
Net payables arising from pre-settlement date trades			1			—	
Margin account liabilities:			40,213			101,342	
Loans from securities finance companies		20,042			64,046		
Proceeds of securities sold on customers' accounts		20,171			37,296		
Payables on collateralized securities transactions:			4,864			23,579	
Cash deposits as collateral for securities loaned		4,864			23,579		
Deposits received			35,256			79,361	
Guarantee money received			47,743			112,977	
Suspense account for undelivered securities			—			15	
Short-term borrowings			6,694			25,177	
Commercial paper			—			3,000	
Bond due within one year	2		—			500	
Deferred revenue			52			88	
Accounts payable			310			619	
Accrued expenses			477			943	
Accrued income taxes			136			6,112	
Accrued bonuses			98			—	
Others			0			0	
Total current liabilities			135,843	80.0		353,929	72.5
Ⅱ Long-term liabilities							
Bond			500			60,000	
Long-term borrowings			484			33,532	
Reserve for directors' retirement bonuses			291			281	
Others			0			0	
Total long-term liabilities			1,275	0.7		93,813	19.2
Ⅲ Statutory reserves							
Reserve for securities transactions	3		753			1,261	
Total statutory reserves			753	0.4		1,261	0.3
Total liabilities			137,872	81.1		449,004	92.0
(Shareholders' equity)							
Ⅰ Common Stock			11,405	6.7		11,463	2.3
Ⅱ Capital surplus			9,254	5.5		9,312	1.9
Ⅲ Earned surplus			11,516	6.8		18,352	3.8
Ⅳ Net unrealized gain (loss) on investment securities, net of taxes			(140)	(0.1)		52	0.0
Ⅴ Treasury Stock			(2)	(0.0)		(17)	(0.0)
Total shareholders' equity			32,033	18.9		39,162	8.0
Total liabilities and shreholders' equity			169,904	100.0		488,166	100.0

Consolidated Statements of Income

Item	Note	Year ended March 31, 2003			Year ended March 31, 2004		
		Millions of Yen		%	Millions of Yen		%
I Operating revenues							
Commissions			10,240			20,206	
Brokerage commissions		9,516			18,933		
Underwriting and selling commissions		27			191		
Subscription and distribution commissions		16			36		
Others		680			1,047		
Net gain (loss) on trading			(39)			30	
Interest and dividend income			3,224			4,800	
Total operating revenues			13,425	100.0		25,036	100.0
II Interest expenses			1,274			1,298	
Net Operating revenues			12,151	90.5		23,738	94.8
III Selling, general and administrative expenses			8,612	64.1		9,453	37.8
Transaction related expenses		1,635			2,261		
Employees' Compensation and benefits		1,786			1,863		
Occupancy and rental		622			369		
Data processing and office supplies		2,564			3,986		
Depreciation		1,578			689		
Duties and taxes other than income taxes		25			67		
Provision of allowance for doubtful accounts		313			94		
Others		88			125		
Operating income			3,540	26.4		14,285	57.0
IV Non-operating income			14	0.1		30	0.1
V Non-operating expenses			35	0.3		298	1.1
Bond issuing costs		—			169		
Others		35			129		
Ordinary income			3,518	26.2		14,016	56.0

Item	Note	Year ended March 31, 2003			Year ended March 31, 2004		
		Millions of Yen		%	Millions of Yen		%
VI Special profits			162	1.2		2	0.0
Gain on sales of fixed assets		1			—		
Gain on sales of investment securities		—			0		
Gain on sales of corporate golf membership and resort membership		—			1		
Income from insurance policy		161			—		
VII Special losses			996	7.4		776	3.1
Loss on sales and disposals of property and equipment		41			130		
Provision for statutory reserves		265			508		
Devaluation loss on investment securities		—			55		
Loss on cancellation of lease contracts		6			48		
Retirement benefits for cmpany's executives		291			—		
Devaluation loss on corporate golf membership and resort membership		6			6		
Loss on sales of corporate golf membership and resort membership		—			0		
Special contributions to welfare pension plan		364			—		
Expenses for the company's funeral service for the company's deceased counselor		24			—		
Expenses for the relocation of the head office		—			29		
Income before income taxes			2,684	20.0		13,242	52.9
Income taxes –current		1,153			6,676		
Income taxes –deferred		47	1,200	8.9	(713)	5,962	23.8
Net income			1,485	11.1		7,280	29.1

Consolidated Statements of Retained Earnings

		Year ended March 31, 2003		Year ended March 31, 2004	
Item	Note	Millions of Yen		Millions of Yen	
(Capital surplus)					
I Beginning balance of capital surplus			9,230		9,254
II Increase in capital surplus					
1 Issuance of new share on the execution of stock options		24	24	57	57
III Capital surplus at end of period			9,254		9,312
(Earned surplus)					
IV Beginning balance of earned surplus			10,311		11,516
V Increase in earned surplus					
1 Net income		1,485	1,485	7,280	7,280
VI Decrease in earned surplus					
1 Cash dividends		279	279	444	444
VII Earned surplus at end of period			11,516		18,352

Consolidated Statements of Cash Flows

Item	Note	Year ended March 31, 2003 Millions of Yen	Year ended March 31, 2004 Millions of Yen
Ⅰ Cash flows from operating activities			
Income before income taxes		2,684	13,242
Depreciation and amortization		1,578	689
Net change in allowance for doubtful accounts		313	94
Net change in accrued bonuses		(14)	(98)
Net change in reserve for securities transactions		265	508
Interest and dividend income		(6)	(14)
Interest expenses		40	313
Interest income on margin transactions		(3,162)	(4,720)
Interest expenses on margin transactions		1,201	862
Gain on sales of fixed assets		(1)	—
Loss on sales and disposals of property and equipment		41	130
Gain on sales of investment securities		—	△0
Devaluation loss on corporate golf membership and resort membership		6	6
Net change in deposits segregated for customers		5,399	(105,201)
Net change in cash in trust		—	(4,400)
Net change in trading assets		(1)	(180)
Net change in margin assets and liabilities		(8,175)	(121,683)
Net change in deposits received		(3,857)	44,105
Net change in cash collateral for securities loaned		129	18,715
Net change in guarantee deposits received		(793)	65,234
Net change in short-term guarantee deposits		(754)	2,100
Others, net		(634)	(65)
Sub total		(5,739)	(90,362)
Interest and dividends received		6	14
Interest paid		(38)	(156)
Interest on margin transactions received		3,104	4,289
Interest on margin transactions paid		(1,232)	(915)
Income taxes paid		(2,336)	(699)
Net cash flows from operating activities		(6,236)	(87,829)
Ⅱ Cash flows from investing activities			
Payments for purchases of property and equipment		(23)	(337)
Proceeds from sales of property and equipment		1	—
Payments for purchases of intangible assets		(2,100)	(512)
Payments for purchases of investment securities		(187)	(250)
Proceeds from sales of investment securities		—	7
Proceeds from maturity and cancellation of insurance		5	—
Others, net		23	(198)
Net cash flows from investing activities		(2,280)	(1,290)

		Year ended March 31, 2003	Year ended March 31, 2004
Item	Note	Millions of Yen	Millions of Yen
Ⅲ Cash flows from financing activities			
Net change in short-term borrowings		6,000	16,950
Net change in commercial paper		—	3,000
Proceeds from long-term borrowings		800	35,080
Repayments of long-term borrowings		(212)	(499)
Payments for installment purchase obligation		(321)	(143)
Proceeds from issuance of corporate bond		—	59,831
Proceeds from issuance of new-share		48	115
Payments for purchase of treasury stock		(2)	(15)
Dividends paid		(279)	(444)
Net cash flows from financing activities		6,034	113,875
Ⅳ Translation difference of cash and cash equivalent		—	(0)
Ⅴ Net change in cash and cash equivalent		(2,483)	24,756
Ⅵ Cash and cash equivalent at beginning of period		7,472	4,989
Ⅶ Cash and cash equivalent at end of period	1	4,989	29,744

<Note>

The Consolidated and Non-Consolidated Financial Summary under Japanese GAAP for the Year Ended March 31, 2004 have been restated according to the change in the planned appropriation of retained earnings for the year ended March 31, 2004 (Bonuses to directors (74 millions Yen) and those to auditors (3millions Yen) were added to the original plan). This translation depends on the restated Summary. The effects of this change are as follow:

＜Consolidated Financial Summary＞

Earnings per share for the year ended March 31, 2004: 82.37→81.50 Yen

Fully diluted earnings per share for the year ended March 31, 2004: 77.81→76.99 Yen

＜Non-Consolidated Financial Summary＞

Earnings per share for the year ended March 31, 2004: 82.32→81.50 Yen

Fully diluted earnings per share for the year ended March 31, 2004: 77.75→76.99 Yen

＜Non-Consolidated Financial Statements＞

Appropriation for the year ended March 31, 2004:

Total 2,183 million Yen including dividends (2,183 million Yen)

→Total 2,260 million Yen including dividends (2,183 million Yen), bonuses to directors(74 million Yen) and bonuses to auditors (3 million Yen).

Unappropriated retained earnings brought forward to the following period: 11,710 million Yen →11,633 million Yen

Note:

Pursuant to the "Regulations of Consolidated Financial Statements" (Ministry of Finance Ordinance No. 28, 1976) and its Article 46 and 68, the consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Significant Accounting Policies for the Consolidated Financial Statements

1. Scope of consolidation

Number of consolidated subsidiary: 1 (Matsui Real Estate Co., Ltd.)

2. Application of equity method

The company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.

3. Accounting period

The fiscal year of the consolidated subsidiary ends at March 31, the same fiscal year-end as that of the parent company.

4. Accounting policies

(1) Valuation of securities and derivatives

① Securities and derivatives classified in trading assets:

Securities and derivatives classified in trading assets are valued at fair value.

② Securities and derivatives not classified in trading assets:

Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

(2) Depreciation of depreciable assets

①Tangible fixed assets

The Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

②Intangible assets

Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Accounting policies for significant provisions

①Allowance for doubtful accounts

An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

②Accrued bonuses

Estimated amount of employees' bonuses is accrued. In the year ended March 31, 2004 the Company changed its compensation scheme. As a result of this change, the amount of accrued bonuses to be recorded at March 31, 2004 was nil.

(4) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(5) Accounting for significant hedging transactions

The Company and its subsidiary use interest rate swap trading to limit exposures to fluctuations in interest rates.

The Company and its subsidiary account for its interest rate swap trading pursuant to an allowed alternative method.

(6) Other material items

National and local consumption taxes are separately recorded.

5. Statements of appropriation of retained earnings

Statements of appropriation of retained earnings are prepared based on the approved appropriation of retained earnings of consolidated companies.

6. Scope of "Cash and cash equivalents" in consolidated statements of cash flows

"Cash and cash equivalents" in consolidated statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk

Notes to consolidated financial statements

(Notes to consolidated balance sheets)

1. Accumulated depreciation deducted from tangible fixed assets is as follows (millions of Yen):

Year ended March 31,2003	428
Year ended March 31,2004	349

2. Bond due within one year is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).

3. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

Notes to consolidated statements of cash flows)

1. The reconciliation between the Cash and cash equivalent and the balance of cash in hand and at banks presented in the consolidated balance sheets is as follows (millions of Yen):

(Millions of Yen)

	Year ended March 31,2003	Year ended March 31,2004
Cash in hand and at banks	4,989	29,744
Cash and cash equivalent	4,989	29,744

(Segment information)

Information relating to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the revenue, operating income or assets of the Company and its consolidated subsidiary are related to the investment and financing service industry.

Information relating to geographic area and export sales has been omitted, as the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

(Change in representation of accounts)

Cash in trust, which had been previously included in "Cash segregated as deposits", was reclassified into "Cash in trust" from the current fiscal priod. The balance of Cash in trust as of March 31, 2003 was 1,100 Mil.yen.

(Reference)

A Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar.31, 2002 (02. 4. 1 - 02. 6.30)	2Q of the year ended Mar.31, 2002 (02. 7. 1 - 02. 9.30)	3Q of the year ended Mar.31, 2002 (02.10. 1 - 02.12.31)	4Q of the year ended Mar.31, 2002 (03. 1. 1 - 03. 3.31)	Total for the year ended Mar.31, 2002 (02. 4. 1 - 03. 3.31)	1Q of the year ended Mar.31, 2003 (03. 4. 1 - 03. 6.30)	2Q of the year ended Mar.31, 2003 (03. 7. 1 - 03. 9.30)	3Q of the year ended Mar.31, 2003 (03.10. 1 - 03.12.31)	4Q of the year ended Mar.31, 2003 (04. 1. 1 - 04. 3.31)	Total for the year ended Mar.31, 2003 (03. 4. 1 - 04. 3.31)
Operating revenues	3,493	3,485	3,348	3,100	13,425	3,894	6,180	6,856	8,107	25,036
Commissions	2,777	2,588	2,542	2,332	10,240	3,127	5,159	5,468	6,452	20,206
Net gain (loss) on trading	0	(8)	(5)	(25)	(39)	0	(0)	1	29	30
Interest and Dividend income	716	905	812	793	3,224	767	1,021	1,387	1,626	4,800
Interest expenses	245	329	328	372	1,274	295	293	316	393	1,298
Net operating revenues	3,248	3,156	3,020	2,728	12,151	3,599	5,886	6,539	7,713	23,738
Selling, general and administrative expenses	2,921	1,827	1,875	1,988	8,612	2,037	2,458	2,378	2,580	9,453
Transaction related expenses	429	409	403	394	1,635	414	589	586	672	2,261
Compensation and benefits	480	427	432	448	1,786	463	436	517	447	1,863
Occupancy and rental	285	169	89	80	622	84	82	81	123	369
Data processing and office supplies	555	659	701	649	2,564	870	1,017	998	1,102	3,986
Depreciation	1,123	141	154	161	1,578	157	172	176	185	689
Duties and taxes other than income taxes	10	7	4	4	25	17	52	(16)	14	67
Provision of allowance for doubtful accounts	—	—	75	239	313	9	76	10	(1)	94
Others	39	16	18	15	88	25	35	26	38	125
Operating income	328	1,328	1,144	739	3,540	1,562	3,428	4,161	5,134	14,285
Non-operating income and expenses	(11)	3	(0)	(13)	(21)	10	(44)	(223)	(12)	(268)
Ordinary income	316	1,331	1,144	726	3,518	1,572	3,385	3,938	5,121	14,016
Special profits and losses	(344)	(278)	(98)	(115)	(834)	(168)	(135)	(114)	(358)	(774)
Income before income taxes	(27)	1,054	1,047	612	2,684	1,405	3,249	3,824	4,764	13,242
Income taxes –current	2	48	635	467	1,153	709	1,750	1,848	2,369	6,676
Income taxes -deferred	(12)	400	(188)	(154)	47	(61)	(251)	(168)	(233)	(713)
Net income	(18)	605	599	298	1,485	757	1,751	2,144	2,628	7,280

Non-Consolidated Financial Summary under Japanese GAAP
For the Year Ended March 31, 2004

Date: April 22, 2004
Company name (code number): Matsui Securities Co., Ltd. (8628)
Head Office: 1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing Tokyo
Representative: Michio Matsui: CEO, Representative director
For inquiries: Hirohito Imada: Managing Director
TEL: +81-3-3281-3121
Unit of shares: 100 shares
Date of board meeting approving the account settlement: April 22, 2004
Date of the shareholders' meeting: June 27, 2004
Interim dividend: The Company's rule allows interim dividend.

Note: All figures in the financial statements are rounded off to the nearest millionth.

Non-Consolidated financial summary for the year ended March 31, 2004

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Year ended March 31, 2004	25,036	(86.5)	23,738	(95.4)	14,277	(304.8)	14,007	(299.7)
Year ended March 31, 2003	13,425	(5.0)	12,151	(6.3)	3,527	(−19.0)	3,505	(−10.6)

	Net income		Earnings/ share	Fully diluted earnings/share	Earnings /shareholders' equity	Ordinary income/total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Year ended March 31, 2004	7,275	(392.2)	81.44	76.93	20.5	4.3
Year ended March 31, 2003	1,478	(−20.5)	16.86	16.58	4.7	2.0

Note 1. Average number of shares outstanding Year ended Mar. 31, 2004 88,373,711 shares
Year ended Mar. 31, 2003 87,673,327 shares

2. Change in accounting policies: None

(2) Dividends

	Dividend			Annual total	Dividends Payout ratio	Dividends per shareholders' equity Interim
		Interim	Annual			
	(Yen)	(Yen)	(Yen)	(Millions of Yen)	(Yen)	(Yen)
Year ended March 31, 2004	24.54	0.00	24.54	2,183	30.01	5.58
Year ended March 31, 2003	5.04	0.00	5.04	444	30.03	1.39

(3) Financial position

	Total assets (Millions of Yen)	Shareholders' equity (Millions of Yen)	Shareholders' equity ratio (%)	Earnings/ shareholders' equity (Yen)	Capital Adequacy ratio (%)
Year ended March 31, 2004	488,111	39,112	8.0	438.80	465.0
Year ended March 31, 2003	169,857	31,987	18.8	363.29	830.4

Note	1. Outstanding shares at end of period	Year ended Mar. 31, 2004	88,957,910shares
		Year ended Mar. 31, 2003	88,048,942shares
	2. Number of treasury stocks	March 31, 2004	9,149shares
		March 31, 2003	2,357shares

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results expenditioresly expenditioreslyinstead of such forecasts.

Notice to readers:

The accompanying non-consolidated financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

The non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Non-Consolidated Balance Sheets

		March 31, 2003			March 31, 2004		
Item	Note	Millions of Yen		%	Millions of Yen		%
(Assets)							
I Current Assets							
Cash and bank deposits			4,887			29,580	
Cash segregated as deposits			77,801			183,002	
Cash in trust			—			4,400	
Trading assets			1			397	
Net receivables arising from pre-settlement date trades			—			14	
Margin account assets:			78,343			261,154	
Loans receivable from customers		72,777			252,081		
Cash deposited as collateral for securities borrowed from securities finance companies		5,566			9,073		
Receivables from customers and others			236			23	
Advance paid for subscription			—			44	
Short-term guarantee deposits			2,999			899	
Prepaid expenses			103			175	
Accrued income			775			1,931	
Deferred income taxes			188			692	
Others			333			616	
Allowance for doubtful accounts			(323)			(206)	
Total current assets			165,342	97.3		482,721	98.9
II Fixed assets							
1 Tangible fixed assets	1		509	0.3		634	0.1
Buildings		276			400		
Equipment and instruments		227			193		
Land		6			41		
2 Intangible assets			2,165	1.3		2,055	0.4
Software		2,109			1,997		
Others		55			58		
3 Investments and others			1,841	1.1		2,700	0.6
Investment securities		665			1,177		
Shares of affiliate		450			450		
Investment in partnership		3			3		
Long-term loans receivable		50			168		
Long-term guarantee deposits		22			193		
Long-term prepaid expenses		7			21		
Deferred income taxes		565			643		
Others		130			307		
Allowance for doubtful accounts		(50)			(261)		
Total fixed assets			4,515	2.7		5,389	1.1
Total assets			169,857	100.0		488,111	100.0

Item	Note	March 31, 2003 Millions of Yen		%	March 31, 2004 Millions of Yen		%
(Liabilities)							
I Current liabilities							
Trading assets			—			217	
Net payables arising from pre-settlement date trades			1			—	
Margin account liabilities:			40,213			101,342	
Loans from securities finance companies		20,042			64,046		
Proceeds of securities sold on customers' accounts		20,171			37,296		
Payables on collateralized securities transactions:			4,864			23,579	
Cash deposits as collateral for securities loaned		4,864			23,579		
Deposits received			35,256			79,360	
Guarantee money received			47,743			112,977	
Suspense account for undelivered securities			—			15	
Short-term borrowings			6,694			25,177	
Commercial paper			—			3,000	
Bond due within one year	2		—			500	
Deferred revenue			52			88	
Accounts payable			311			617	
Accrued expenses			476			943	
Accrued income taxes			135			6,111	
Accrued bonuses			98			—	
Total current liabilities			135,842	80.0		353,925	72.5
II Long-term liabilities							
Bond			500			60,000	
Long-term borrowings			484			33,532	
Reserve for directors' retirement bonuses			291			281	
Total long-term liabilities			1,275	0.8		93,813	19.2
III Statutory reserves							
Reserve for securities transactions	3		753			1,261	
Total statutory reserves			753	0.4		1,261	0.3
Total liabilities			137,870	81.2		448,999	92.0

		March 31, 2003			March 31, 2004		
Item	Note	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)							
I Common Stock			11,405	6.7		11,463	2.3
II Capital surplus							
1 Additional paid-in capital			9,254			9,312	
Total capital surplus			9,254	5.4		9,312	1.9
III Earned surplus							
1 Earned surplus reserves			159			159	
2 Voluntary reserves			4,250			4,250	
Special purpose reserves		4,250			4,250		
3 Unappropriated retained earnings			7,062			13,893	
Total earned surplus			11,471	6.8		18,302	3.8
IV Net unrealized gain (loss) on investment securities, net of taxes			(140)	(0.1)		52	0.0
V Treasury stock			(2)	(0.0)		(17)	(0.0)
Total shareholders' equity			31,987	18.8		39,112	8.0
Total liabilities and shareholders' equity			169,857	100.0		488,111	100.0

Non-consolidated Statements of Income

		Year ended March 31, 2003			Year ended March 31, 2004		
Item	Note	Millions of Yen		%	Millions of Yen		%
I Operating revenues							
Commissions			10,240			20,206	
Brokerage commissions		9,516			18,933		
Underwriting and selling commissions		27			191		
Subscription and distribution commissions		16			36		
Others		680			1,047		
Net gain (loss) on trading	1		(39)			30	
Interest and dividend income			3,224			4,800	
Operating revenues			13,425	100.0		25,036	100.0
II Interest expenses			1,274			1,298	
Net operating revenues			12,151	90.5		23,738	94.8
III Selling, general and administrative expenses			8,624	64.2		9,461	37.8
Transaction related expenses		1,635			2,260		
Employees' compensation and benefits		1,781			1,845		
Occupancy and rental		655			399		
Data processing and office supplies		2,564			3,995		
Depreciation	2	1,570			682		
Duties and taxes other than income taxes		19			61		
Provision of allowance for doubtful accounts		313			94		
Others		88			124		
Operating income			3,527	26.3		14,277	57.0
IV Non-operating income			13	0.1		27	0.1
V Non-operating expenses			35	0.3		298	1.2
Bond issuing costs		—			169		
Others		35			129		
Ordinary income			3,505	26.1		14,007	55.9

Item	Note	Year ended March 31, 2003			Year ended March 31, 2004		
		Millions of Yen		%	Millions of Yen		%
VI Special profits			162	1.2		2	0.0
Gain on sales of fixed assets		1			—		
Gain on sales of investment securities		—			0		
Gain on sales of corporate golf membership and resort membership		—			1		
Income from insurance policy		161			—		
VII Special losses			995	7.4		776	3.1
Loss on sales and disposals of property and equipment		40			130		
Provision for statutory reserves		265			508		
Devaluation loss on Investment securities		—			55		
Loss on cancellation of lease contracts		6			48		
Retirement benefits for Company' s executives		291			—		
Devaluation loss on corporate golf membership and resort membership		6			6		
Loss on sales of corporate golf membership and resort membership		—			0		
Special contributions to welfare pension plan		364			—		
Expenses for the company's funeral service for the company's deceased counselor		24			—		
Expenses for the relocation of the head office		—			29		
Income before income taxes			2,672	19.9		13,233	52.8
Income taxes –current		1,148			6,672		
Income taxes –deferred		46	1,194	8.9	(713)	5,958	23.8
Net income			1,478	11.0		7,275	29.0
Unappropriated retained earnings at the beginning of period			5,585			6,619	
Unappropriated retained earnings at the end of period			7,062			13,893	

Statements of appropriation of retained earnings

Item	Note	Year ended March 31,2003 (For the year ended March 31, 2003) *2 (Millions of Yen)		Year ended March 31,2004 (For the year ended March 31, 2004) (Millions of Yen)	
Ⅰ Unappropriated retained earnings at the beginning of period			7,062		13,893
Ⅱ Appropriation					
Dividends *1		444		2,183	
Bonuses to directors		—		74	
Bonuses to auditor		—	444	3	2,260
Ⅲ Unappropriated retained earnings brought forward to the following period			6,619		11,633

*Note 1 For fiscal 2002: Cash dividend per share 5.04Yen

For fiscal 2003: Cash dividend per share 24.54 Yen (subject to an approval at shareholders' meeting)

2 The appropriation of retained earnings for fiscal 2003 was approved at the shareholders' meeting on June 27 2004

<Note>

The Non-Consolidated Financial Summary under Japanese GAAP for the Year Ended March 31, 2004 have been restated according to the change in the planned appropriation of retained earnings for the year ended March 31, 2004 (Bonuses to directors (74 million Yen) and those to auditors (3 million Yen) were added to the original plan). This summary translation is based on the restated Summary. The effects of this change are as follow:

＜Non-Consolidated Financial Summary＞

Earnings per share for the year ended March 31, 2004: 82.32→81.50 Yen

Fully diluted earnings per share for the year ended March 31, 2004: 77.75→76.99 Yen

＜Non-Consolidated Financial Statements＞

Appropriation for the year ended March 31, 2004:

Total 2,183 million Yen including dividends (2,183 million Yen)

→Total 2,260 million Yen including dividends (2,183 million Yen), bonuses to directors(74 million Yen) and bonuses to auditors (3 million Yen).

Unappropriated retained earnings brought forward to the following period:

11,710 million Yen →11,633 million Yen

Note:

Pursuant to the "Regulations of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963) and its Article 2, the non-consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Significant Accounting Policies for the Non-Consolidated Financial Statements

1. Accounting policies

(1) Valuation of securities and derivatives

①Securities and derivatives classified in trading assets:

Securities and derivatives classified in trading assets are valued at fair value.

②Securities and derivatives not classified in trading assets:

Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

(2) Depreciation of depreciable assets

①Tangible fixed assets

The Company applies straight-line method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

②Intangible assets

Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Deferred assets

Bond issue costs are amortized in a lump sum when incurred.

(4) Accounting policies for significant provisions

①Allowance for doubtful accounts

An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

②Accrued bonuses

Estimated amount of employees' bonuses is accrued. In the year ended March 31, 2004 the Company changed its compensation scheme. As a results of this change, the amount of accrued bonuses to be recorded at March 31,2004 was nil.

③Reserve for Securities Transactions

The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."

(5) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(6) Accounting for significant hedging transactions

The Company uses interest rate swap trading to limit exposures to fluctuations in interest rates.

The Company accounts for its interest rate swap trading pursuant to an allowed alternative method.

(7) Other material items

National and local consumption taxes are separately recorded.

Notes to non-consolidated financial statements:

(Notes to non-consolidated balance sheets)

1. Accumulated depreciation deducted from tangible fixed assets is as follows (millions of Yen) :

Year ended March 31,2003	301
Year ended March 31,2004	210

2. Bond due to within one year is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).

3. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to non-consolidated statements of income)

1. Breakdown of net trading gains (millions of Yen) :

	Year ended March 31,2003	Year ended March 31,2004
Stocks	-39	28
Bonds and others	1	2
Bonds	–	–
Others	1	2
Total	-39	30

2. Breakdown of depreciation expenses(millions of Yen)

	Year ended March 31,2003	Year ended March 31,2004
Tangible fixed assets	131	99
Intangible fixed assets	1,426	582
Investments and others	13	1
Total	1,570	682

(Change in representation of accounts)

Cash in trust, which had been previously included in "Cash segregated as deposits", was reclassified into "Cash in trust" from the current fiscal priod. The balance of cash in trust as of March 31, 2003 was 1,100 Mil.yen.

Supplemental Information for Non-Consolidated Financial Summary

1. Commission revenues

(1) Commission revenues by Item

(Millions of Yen)

	Year ended March 31, 2004 (A)	Year ended March 31, 2003 (B)	Comparison (A) / (B)
Brokerage commission	18,933	9,516	199.0 %
(Stocks)	18,798	9,424	199.5 %
(Bonds)	–	–	–
(Beneficiary certificates)	83	79	105.1 %
(Others)	52	13	393.0 %
Underwriting and selling	191	27	695.6 %
Subscription and distribution	36	16	218.2 %
Others	1,047	680	154.1 %
Total	20,206	10,240	197.3 %

(2) Commission revenues by product

(Millions of Yen)

	Year ended March 31, 2004 (A)	Year ended March 31, 2003 (B)	Comparison (A) / (B)
Stocks	19,355	9,697	199.6 %
Bonds	–	–	–
Beneficiary certificates	85	80	106.6 %
Others	766	463	165.5 %
Total	20,206	10,240	197.3 %

2. Net gain on trading

(Millions of Yen)

		Year ended March 31, 2004 (A)	Year ended March 31, 2003 (B)	Comparison (A) / (B)
Stocks		28	-39	–
Bonds and others		2	1	328.6 %
	Bonds	–	–	–
	Others	2	1	328.6 %
Total		30	-39	–

3. Stock Trading

(Millions of shares, Millions of Yen)

	Year ended March 31, 2004 (A)		Year ended March 31, 2003 (B)		Comparison (A) / (B)	
	Number of shares	Value	Number of shares	Value	Number of shares	Value
Total	25,304	13,651,243	13,214	5,570,458	191.5 %	245.1 %
(Proprietary trading)	8	3,269	15	10,009	53.1 %	32.7 %
(Brokerage)	25,296	13,647,974	13,199	5,560,449	191.7 %	245.4 %
Brokerage/Total	100.0	100.0	99.9 %	99.8 %		
Brokerage commission per share (Yen)	0.74		0.69			

4. Underwriting and selling, subscription and distribution

(Millions of shares)

			Year ended March 31, 2004 (A)	Year ended March 31, 2003 (B)	Comparison (A) / (B)
Underwriting and selling	Stocks	(Number of shares)	1	0	1,594.8 %
		(Value)	4,094	642	637.3 %
	Bonds	(Face value)	—	—	—
	Beneficiary certificates	(Value)	—	—	—
	Commercial paper and others	(Face value)	—	—	—
Subscription and distribution	Stocks	(Number of shares)	0	0	88.4 %
		(Value)	1,706	973	175.4 %
	Bonds	(Face value)	—	—	—
	Beneficiary certificates	(Value)	2,098	382	548.8 %
	Commercial paper and others	(Face value)	12	19	65.4 %

5. Capital Adequacy Ratio

(Millions of Yen)

			As of March 31, 2004	As of March 31, 2003
Tier I capital	Tier I capital	(A)	39,059	31,543
Tier II capital	Net unrealized gain on investment		52	—
	Statutory reserves		1,261	753
	Allowance for doubtful accounts		205	322
	Subordinated debts		500	500
	Total	(B)	2,019	1,575
Assets to be deducted from equity capital		(C)	4,633	4,417
Equity capital after deduction	(A) + (B) − (C)	(D)	36,444	28,702
Risk	Market risk		135	54
	Counter party risk		5,439	1,721
	Basic risk		2,262	1,680
	Total	(E)	7,837	3,456
Capital adequacy ratio		(D) / (E)	465.0 %	830.4 %

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I capital. Amounts are rounded down to the nearest millionth .

6. Summary of Quarterly Non-Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar.31, 2002 (02. 4. 1 – 02. 6.30)	2Q of the year ended Mar.31, 2002 (02. 7. 1 – 02. 9.30)	3Q of the year ended Mar.31, 2002 (02.10. 1 – 02.12.31)	4Q of the year ended Mar.31, 2002 (03. 1. 1 – 03. 3.31)	Total for the year ended Mar.31, 2002 (02. 4. 1 – 03. 3.31)	1Q of the year ended Mar.31, 2003 (03. 4. 1 – 03. 6.30)	2Q of the year ended Mar.31, 2003 (03. 7. 1 – 03. 9.30)	3Q of the year ended Mar.31, 2003 (03.10. 1 – 03.12.31)	4Q of the year ended Mar.31, 2003 (04. 1. 1 – 04. 3.31)	Total for the year ended Mar.31, 2003 (03. 4. 1 – 04. 3.31)
Operating revenue	3,493	3,485	3,348	3,100	13,425	3,894	6,180	6,856	8,107	25,036
Commissions	2,777	2,588	2,542	2,332	10,240	3,127	5,159	5,468	6,452	20,206
Net gain (loss) on trading	0	(8)	(5)	(25)	(39)	0	(0)	1	29	30
Interest and dividend income	716	905	812	793	3,224	767	1,021	1,387	1,626	4,800
Interest expenses	245	329	328	372	1,274	295	293	316	393	1,298
Net operating revenue	3,248	3,156	3,020	2,728	12,151	3,599	5,886	6,539	7,713	23,738
Selling, general and administrative expenses	2,921	1,832	1,880	1,991	8,624	2,039	2,461	2,380	2,580	9,461
Transaction related expenses	429	409	403	394	1,635	413	588	586	672	2,260
Employees' compensation and benefits	477	426	432	446	1,781	461	432	512	441	1,845
Occupancy and rental	292	177	97	88	655	92	89	88	130	399
Data processing and office supplies	555	659	701	649	2,564	870	1,020	1,001	1,105	3,995
Depreciation	1,121	139	152	159	1,570	155	170	174	183	682
Duties and taxe other than income taxes	7	6	2	3	19	14	51	(17)	13	61
Allowance	–	–	75	239	313	9	76	10	(1)	94
Others	39	16	18	15	88	25	35	26	38	124
Operating income	327	1,324	1,139	736	3,527	1,560	3,426	4,159	5,133	14,277
Non-operating income and expenses	(12)	2	1	(13)	(22)	10	(44)	(223)	(13)	(270)
Ordinary income	315	1,326	1,140	723	3,505	1,570	3,381	3,935	5,120	14,007
Special profits and losses	(343)	(278)	(98)	(114)	(833)	(168)	(135)	(114)	(357)	(774)
Income before income taxes	(28)	1,049	1,042	609	2,672	1,402	3,246	3,822	4,763	13,233
Income taxes -current	2	47	634	466	1,148	708	1,748	1,847	2,369	6,672
Income taxes -deferred	(12)	400	(188)	(154)	46	(61)	(251)	(168)	(233)	(713)
Net income	(18)	603	597	296	1,478	756	1,749	2,143	2,627	7,275

7. Operational information for Netstock

First half of fiscal 1999

	Apr. 1999	May 1999	Jun. 1999	Jul. 1999	Aug. 1999	Sep. 1999
Number of Netstock accounts	4,097	5,226	6,401	8,679	10,586	13,286
(Change)	(854)	(1,129)	(1,175)	(2,278)	(1,907)	(2,700)
Number of Netstock margin accounts	427	531	651	803	1,067	1,418
(Change)	(68)	(104)	(120)	(152)	(264)	(351)
Number of share trades via Netstock	14,569	12,455	20,139	26,819	28,068	39,609
Number of share trades via Netstock	11,434	9,561	17,989	27,287	26,995	38,689

Second half of fiscal 1999

	Oct. 1999	Nov. 1999	Dec. 1999	Jan. 2000	Feb. 2000	Mar. 2000
Number of Netstock accounts	18,085	20,823	22,714	24,815	27,577	29,768
(Change)	(4,799)	(2,738)	(1,891)	(2,101)	(2,762)	(2,191)
Number of Netstock margin accounts	2,987	3,681	4,136	4,539	5,007	5,453
(Change)	(1,569)	(694)	(455)	(403)	(468)	(446)
Number of share trades via Netstock	94,385	146,952	141,655	153,773	181,408	211,176
Total value of shares traded via Netstock (Millions of Yen)	92,902	170,220	163,266	180,021	234,337	248,548

First half of fiscal 2000

	Apr. 2000	May 2000	Jun. 2000	Jul. 2000	Aug. 2000	Sep. 2000
Number of Netstock accounts	30,226	30,856	31,842	32,739	34,206	35,118
(Change)	(458)	(630)	(986)	(897)	(1,467)	(912)
Number of Netstock margin accounts	5,847	6,239	6,780	7,470	8,201	8,780
(Change)	(394)	(392)	(541)	(690)	(731)	(579)
Number of share trades via Netstock	190,054	195,546	244,315	230,677	238,915	237,761
Total value of shares traded via Netstock (Millions of Yen)	202,550	211,881	242,515	232,400	257,194	235,491

Second half of fiscal 2000

	Oct. 2000	Nov. 2000	Dec. 2000	Jan. 2001	Feb. 2001	Mar. 2001
Number of Netstock accounts	35,638	36,649	38,017	39,518	42,397	45,353
(Change)	(520)	(1,011)	(1,368)	(1,501)	(2,879)	(2,956)
Number of Netstock margin accounts	9,052	9,552	9,990	10,141	10,896	11,607
(Change)	(272)	(500)	(438)	(151)	(755)	(711)
Number of share trades via Netstock	266,295	289,533	333,601	329,181	374,035	522,513
Total value of shares traded via Netstock (Millions of Yen)	251,411	252,883	277,347	283,804	301,900	426,629

First half of fiscal 2001

	Apr. 2001	May 2001	Jun. 2001	Jul. 2001	Aug. 2001	Sep. 2001
Number of Netstock accounts (Change)	48,153 (2,800)	51,396 (3,243)	53,910 (2,514)	57,715 (3,805)	60,278 (2,563)	63,100 (2,822)
Number of Netstock margin accounts (Change)	12,203 (596)	12,873 (670)	13,672 (799)	14,399 (727)	15,209 (810)	16,417 (1,208)
Number of share trades via Netstock	544,373	575,337	449,917	430,793	554,559	521,489
Total value of shares traded via Netstock (Millions of Yen)	474,530	538,348	396,759	364,249	462,512	413,319

Second half of fiscal 2001

	Oct. 2001	Nov. 2001	Dec. 2001	Jan. 2002	Feb. 2002	Mar. 2002
Number of Netstock accounts (Change)	65,772 (2,672)	67,104 (1,332)	68,366 (1,262)	70,238 (1,872)	72,292 (2,054)	74,106 (1,814)
Number of Netstock margin accounts (Change)	17,575 (1,158)	18,344 (769)	18,999 (655)	19,711 (712)	20,337 (626)	20,919 (582)
Number of share trades via Netstock	613,945	572,121	553,366	516,670	570,464	773,679
Total value of shares traded via Netstock (Millions of Yen)	502,760	471,598	397,715	369,197	427,763	672,706

First half of fiscal 2002

	Apr. 2002	May 2002	Jun. 2002	Jul. 2002	Aug. 2002	Sep. 2002
Number of Netstock accounts (Change)	75,638 (1,532)	77,265 (1,627)	79,226 (1,961)	81,087 (1,861)	82,671 (1,584)	84,018 (1,347)
Number of Netstock margin accounts (Change)	21,471 (552)	21,871 (400)	22,250 (379)	22,797 (547)	23,297 (500)	23,614 (317)
Number of share trades via Netstock	622,829	616,338	519,679	620,032	544,769	495,589
Total value of shares traded via Netstock (Millions of Yen)	533,392	563,826	469,025	543,582	450,273	416,549

Second half of fiscal 2002

	Oct. 2002	Nov. 2002	Dec. 2002	Jan. 2003	Feb. 2003	Mar. 2003
Number of Netstock accounts (Change)	85,325 (1,307)	86,619 (1,294)	87,922 (1,303)	89,254 (1,332)	90,730 (1,476)	92,087 (1,357)
Number of Netstock margin accounts (Change)	23,933 (319)	24,181 (248)	24,431 (250)	24,651 (220)	24,893 (242)	25,150 (257)
Number of share trades via Netstock	593,425	606,211	493,275	528,380	548,925	545,429
Total value of shares traded via Netstock (Millions of Yen)	498,520	487,966	385,187	415,422	432,760	398,661

First half of fiscal 2003

	Apr. 2002	May 2003	Jun. 2003	Jul. 2003	Aug. 2003	Sep. 2003
Number of Netstock accounts (Change)	93,411 (1,324)	95,164 (1,753)	97,266 (2,102)	100,429 (3,163)	103,934 (3,505)	108,311 (4,377)
Number of Netstock margin accounts (Change)	25,394 (244)	25,889 (495)	26,478 (589)	27,671 (1,193)	28,949 (1,278)	30,324 (1,375)
Number of share trades via Netstock	671,059	764,828	1,011,839	1,120,759	976,406	1,167,254
Total value of shares traded via Netstock (Millions of Yen)	483,889	567,306	840,678	1,142,328	967,915	1,361,834

Second half of fiscal 2003

	Oct. 2003	Nov. 2003	Dec. 2003	Jan. 2004	Feb. 2004	Mar. 2004
Number of Netstock accounts	113,211	117,112	120,448	124,905	133,228	143,229
(Change)	(4,900)	(3,901)	(3,336)	(4,457)	(8,323)	(10,001)
Number of Netstock margin accounts	31,855	33,000	34,069	35,200	36,260	37,763
(Change)	(1,531)	(1,145)	(1,069)	(1,131)	(1,060)	(1,503)
Number of share trades via Netstock	1,464,661	880,831	879,429	1,072,906	948,776	1,824,028
Total value of shares traded via Netstock (Millions of Yen)	1,855,648	1,003,125	960,410	1,214,834	1,073,486	2,212,713

File No. 82-5215

(Summary Translation)

Explanatory Document on Business and Assets

(For the year ended March 31, 2004)

This statement has been prepared and made available for the purpose of public inspection at all business offices of the Company pursuant to Article 50 of the Securities and Exchange Law.

Matsui Securities Co., Ltd.

I. Matters concerning Outline and Organization of the Company

1. Trade Name: Matsui Securities Co., Ltd.

2. Date of Registration as a securities firm: December 1, 1998
(Registered Number: Director General of Kanto Local Finance Bureau (show) No. 58)

3. Histories and Organization of the Company

(1) History of the Company

Translation omitted.

(2) Organization of the Company



Shareholders' Meetings
Board of Auditors | Auditors
Board of Directors
Chief Executive Officer
Board of Executive Directors
Executive Director
Customer Support Dept.
Corporate Service Dept.
Sales Promotion Dept.
Personnel Committee
General Affairs Dept.
Finance Dept.
Planning Dept.
Risk Management Office
System Dept.
Compliance Dept.

4. Names of Major Shareholders, and Number of Shares held thereby

(Thousands of shares)

Chizuko Matsui	25,233	(28.36%)
Michio Matsui	12,218	(13.73%)
Shokosha Ltd.	8,130	(9.14%)
Japan Trustee Services Bank, Ltd. (Trust Account)	5,893	(6.62%)
Maruroku Ltd.	3,564	(4.01%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	3,528	(3.97%)
Michitaro Matsui	1,463	(1.64%)
Chiaki Matsui	1,463	(1.64%)
Yuma Matsui	1,463	(1.64%)
AIG star Life Insurance Company (Special Pension Account)	1,295	(1.46%)

5. Names and Titles of Directors and Corporate Auditors

Michio Matsui	President, Chief Executive Officer and Representative Director
Megumu Motohisa	Senior Managing Director (General Manager of Sales Promotion Dept.)
Toshihiro Takagi	Senior Managing Director
Akira Nakamura	Managing Director (General Manager of System Dept.)
Yuichiro Kuki	Managing Director (General Manager of Planning Dept.)
Hisashi Tanaami	Managing Director (General Manager of General Affairs Dept.)
Hirohito Imada	Managing Director (General Manager of Finance Dept.)
Yoshihiko Sugiyama	Director (General Manager of Corporate Services Dept.)
Masahito Amemiya	Director (General Manager of Compliance Dept.)
Ayumi Sato	Director (General Manager of Customer Support Dept. & Risk Management Office)

Auditors:

Yoshinobu Isokawa	Standing Corporate Auditor
Kyosuke Moriya	Corporate Auditor
Masahiko Nishimura	Corporate Auditor

Note: Three corporate auditors listed above are outside corporate auditors defined by the Article 18, Item 1 of "The Law Concerning the Exemption of the Commercial Code on the Corporate Audit"

6. Name and Location of Offices

Name	Address
Head office	20-7 Nihombashi 1-chome, Chuo-ku, Tokyo, Japan
Hanzomon Headquarter	Hanzomon-First Building, 1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan

Note: Nihombashi Center and Shinjuku Customer Support Center were closed while Hanzomon Head office were opened in then, 2004.The function of headquarter was moved from Head office to Hanzomon headquarter.

7. Business of the Company

(1) Securities Business (Article 2, Item 8 of the Securities and Exchange Law)
Translation omitted.

(2) Auxiliary Business (Article 34, Item 1 of the Securities and Exchange Law)

Translation omitted.

(3) Other Business (Article 34, Items 2 and 4 of the Securities and Exchange Law)

Translation omitted.

8. Investor Protection Fund of which the Company is a member

The Japan Investor Protection Fund

9. Securities Dealers' Association of which the Company is a member

The Japan Securities Dealers' Association

10. Securities Exchanges of which the Company is a member

Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange and Sapporo Stock Exchange.

II. Matters concerning Status of Business

1. Outline of Business for this Year Ended March 31, 2004

(1) Process and Results of Operations
Translation omitted.

(2) Capital Investment and Financing
Translation omitted.

(3) Matters to be Dealt with by the Company
Translation omitted.

2. Data Concerning Status of Business

(1) Development of Operating Results, Etc.

(Millions of Yen)

	Year ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2004
Common Stock	11,381	11,405	11,463
Shares outstanding	87,611 thousands of shares	88,051 thousands of shares	88,967 thousands of shares
Operating revenue	12,785	13,425	25,036
(Commissions)	10,215	10,240	20,206
((Brokerage))	9,543	9,516	18,933
((Underwriting and selling))	—	27	191
((Subscription and distribution))	157	16	36
((Others))	514	680	1,047
(Net trading gains)	22	(39)	30
((Stocks and others))	22	(39)	28
((Bonds and others))	(1)	—	—
((Others))	—	1	2
(Net interest revenue)	2,549	3,224	4,800
Operating income	3,136	1,615	10,746
Ordinary income	3,921	3,505	14,007
Net income	1,859	1,478	7,275

(2) Status of Securities Business

1. Stock Trading Turnover

(Millions of Yen)

	Year ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2004
Property Trading	33,934	10,009	3,269
Brokerage	5,486,170	5,560,449	13,647,974
Total	5,520,103	5,570,458	13,651,243

2. Underwriting and Selling, Subscription and Distribution, and Private Offering

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private Offering
Year ended March 31, 2002					
Stocks	–	–	4,826	–	–
Government Bonds	–	–	180	–	–
Municipal Bonds	–	–	–	–	–
Special Bonds	–	–	–	–	–
Corporate Bonds	–	–	–	–	–
Beneficiary Certificates	–	–	3,511	–	–
Year ended March 31, 2003					
Stocks	257	386	914	59	–
Government Bonds	–	–	–	–	–
Municipal Bonds	–	–	–	–	–
Special Bonds	–	–	–	–	–
Corporate Bonds	–	–	–	–	–
Beneficiary Certificates	–	–	382	–	–
Year ended March 31, 2004					
Stocks	3,397	698	1,706	–	–
Government Bonds	–	–	–	–	–
Municipal Bonds	–	–	–	–	–
Special Bonds	–	–	–	–	–
Corporate Bonds	–	–	–	–	–
Beneficiary Certificates	–	–	2,098	–	–

(3) Status of Other Business

Types of Business	Sales and Brokerage Volume		
	Year ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2004
Insurance soliciting	Commissions revenue: 1 million Yen	Commissions revenue: 7 million Yen	Commissions revenue: 4 million Yen
Retail dealing in foreign exchanges	Commissions revenue: 173 million Yen	Commissions revenue: 291 million Yen	Commissions revenue: 472 million Yen
Advertisement agency	Commissions 17 million Yen	Commissions 17 million Yen	Commissions 18 million Yen

(4) Status of Capital Adequacy Ratio

(Millions of Yen)

	As of March 31, 2002	As of March 31, 2003	As of March 31, 2004
Capital Adequacy Ratio (A／B)	843.4%	830.4%	436.1%
Equity capital after deducting certain fixed assets (A)	28,779	28,702	34,184
Risk (B)	3,412	3,456	7,837
Market risk	111	54	135
Counterparty risk	1,903	1,721	5,439
Basic risk	1,398	1,680	2,262

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital.

(5) Number of Employees and Holders of Certificate of Commission Salesperson

	As of March 31, 2002	As of March 31, 2003	As of March 31, 2004
Employees	231	217	221
(Holders of Certificate of Commission Salesperson)	99	121	140

III. Status of Properties

(1) Balance Sheet, Profit and Loss Statement and Statement of Appropriation of Retained Earnings

Balance Sheets

Item	March 31, 2003 Millions of Yen		%	March 31, 2004 Millions of Yen		%
(Assets)						
I Current Assets						
Cash and bank deposits		4,887			29,580	
Cash segregated as deposits		77,801			183,002	
Cash in trust		—			4,400	
Trading assets		1			397	
Net receivables arising from pre-settlement date trades		—			14	
Margin account assets:		78,343			261,154	
Loans receivable from customers	72,777			252,081		
Cash deposited as collateral for securities borrowed from securities finance companies	5,566			9,073		
Receivables from customers and others		236			23	
Advance paid for subscription		—			44	
Short-term guarantee deposits		2,999			899	
Prepaid expenses		103			175	
Accrued income		775			1,931	
Deferred income taxes		188			692	
Others		333			616	
Allowance for doubtful accounts		(323)			(206)	
Total current assets		165,342	97.3		482,721	98.9
II Fixed assets						
1 Tangible fixed assets		509	0.3		634	0.1
Buildings	276			400		
Equipment and instruments	227			193		
Land	6			41		
2 Intangible assets		2,165	1.3		2,055	0.4
Software	2,109			1,997		
Others	55			58		
3 Investments and others		1,841	1.1		2,700	0.6
Investment securities	665			1,177		
Shares of affiliate	450			450		
Investment in partnership	3			3		
Long-term loans receivable	50			168		
Long-term guarantee deposits	22			193		
Long-term prepaid expenses	7			21		
Deferred income taxes	565			643		
Others	130			307		
Allowance for doubtful accounts	(50)			(261)		
Total fixed assets		4,515	2.7		5,389	1.1
Total assets		169,857	100.0		488,111	100.0

Item	March 31, 2003			March 31, 2004		
	Millions of Yen		%	Millions of Yen		%
(Liabilities)						
I Current liabilities						
Trading assets		—			217	
Net payables arising from pre-settlement date trades		1			—	
Margin account liabilities:		40,213			101,342	
Loans from securities finance companies	20,042			64,046		
Proceeds of securities sold on customers' accounts	20,171			37,296		
Payables on collateralized securities transactions:		4,864			23,579	
Cash deposits as collateral for securities loaned	4,864			23,579		
Deposits received		35,256			79,360	
Guarantee money received		47,743			112,977	
Suspense account for undelivered securities		—			15	
Short-term borrowings		6,694			25,177	
Commercial paper		—			3,000	
Bond due within one year		—			500	
Deferred revenue		52			88	
Accounts payable		311			617	
Accrued expenses		476			943	
Accrued income taxes		135			6,111	
Accrued bonuses		98			—	
Total current liabilities		135,842	80.0		353,925	72.5
II Long-term liabilities						
Bond		500			40,000	
Convertible bond		—			20,000	
Long-term borrowings		484			33,532	
Reserve for directors' retirement bonuses		291			281	
Total long-term liabilities		1,275	0.8		93,813	19.2
III Statutory reserves						
Reserve for securities transactions		753			1,261	
Total statutory reserves		753	0.4		1,261	0.3
Total liabilities		137,870	81.2		448,999	92.0

	March 31, 2003			March 31, 2004		
Item	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)						
I Common Stock		11,405	6.7		11,463	2.3
II Capital surplus						
1 Additional paid-in capital		9,254			9,312	
Total capital surplus		9,254	5.4		9,312	1.9
III Earned surplus						
1 Earned surplus reserves		159			159	
2 Voluntary reserves		4,250			4,250	
Special purpose reserves	4,250			4,250		
3 Unappropriated retained earnings		7,062			13,893	
Total earned surplus		11,471	6.8		18,302	3.8
IV Net unrealized gain (loss) on investment securities, net of taxes		(140)	(0.1)		52	0.0
V Treasury stock		(2)	(0.0)		(17)	(0.0)
Total shareholders' equity		31,987	18.8		39,112	8.0
Total liabilities and shareholders' equity		169,857	100.0		488,111	100.0

Statements of Income

Item	Year ended March 31, 2003			Year ended March 31, 2004		
	Millions of Yen		%	Millions of Yen		%
I Operating revenues						
Commissions		10,240			20,206	
Brokerage commissions	9,516			18,933		
Underwriting and selling commissions	27			191		
Subscription and distribution commissions	16			36		
Others	680			1,047		
Net gain (loss) on trading		(39)			30	
Interest and dividend income		3,224			4,800	
Operating revenues		13,425	100.0		25,036	100.0
II Interest expenses		1,274			1,298	
Net operating revenues		12,151	90.5		23,738	94.8
III Selling, general and administrative expenses		8,624	64.2		9,461	37.8
Transaction related expenses	1,635			2,260		
Employees' compensation and benefits	1,781			1,845		
Occupancy and rental	655			399		
Data processing and office supplies	2,564			3,995		
Depreciation	1,570			682		
Duties and taxes other than income taxes	19			61		
Provision of allowance for doubtful accounts	313			94		
Others	88			124		
Operating income		3,527	26.3		14,277	57.0
IV Non-operating income		13	0.1		27	0.1
V Non-operating expenses		35	0.3		298	1.2
Bond issuing costs	—			169		
Others	35			129		
Ordinary income		3,505	26.1		14,007	55.9

Item	Year ended March 31, 2003 Millions of Yen		%	Year ended March 31, 2004 Millions of Yen		%
VI Special profits		162	1.2		2	0.0
Gain on sales of fixed assets	1			—		
Gain on sales of investment securities	—			0		
Gain on sales of corporate golf membership and resort membership	—			1		
Income from insurance policy	161			—		
VII Special losses		995	7.4		776	3.1
Loss on sales and disposals of property and equipment	40			130		
Provision for statutory reserves	265			508		
Devaluation loss on Investment securities	—			55		
Loss on cancellation of lease contracts	6			48		
Retirement benefits for Company' s executives	291			—		
Devaluation loss on corporate golf membership and resort membership	6			6		
Loss on sales of corporate golf membership and resort membership	—			0		
Special contributions to welfare pension plan	364			—		
Expenses for the company's funeral service for the company's deceased counselor	24			—		
Expenses for the relocation of the head office	—			29		
Income before income taxes		2,672	19.9		13,233	52.8
Income taxes –current	1,148			6,672		
Income taxes –deferred	46	1,194	8.9	(713)	5,958	23.8
Net income		1,478	11.0		7,275	29.0
Inappropriate retained earnings at the beginning of period		5,585			6,619	
Inappropriate retained earnings at the end of period		7,062			13,893	

Statements of Appropriation of Retained Earnings

	Year ended March 31,2003 (For the year ended March 31, 2003) *2		Year ended March 31,2004 (For the year ended March 31, 2004)	
Item	(Millions of Yen)		(Millions of Yen)	
I Inappropriate retained earnings at the beginning of period		7,062		13,893
II Appropriation				
Dividends *1	444		2,183	
Bonuses to directors	—		74	
Bonuses to auditor	—	444	3	2,260
III Inappropriate retained earnings brought forward to the following period		6,619		11,633

*Note 1 For fiscal 2002: Cash dividend per share 5.04Yen

For fiscal 2003: Cash dividend per share 24.54 Yen (subject to an approval at shareholders' meeting)

2 The appropriation of retained earnings for fiscal 2003 was approved at the shareholders' meeting on June 27 2004

Pursuant to the "Regulations of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963) and its Article 2, the financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Due to the revisions of the "Regulations of Financial Statements," the financial statements for the year ended March 31, 2004 are presented according to the revised regulations while those for the year ended March 31, 2003 are presented according to the former regulations.

The amounts presented in the financial statements are rounded to the nearest million yen.

Notice to readers:

The financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

The financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

(2) Major Sources of Borrowings and Amounts thereof

(Millions of Yen)

Lenders	Types of borrowings	Outstanding Balance as of March 31, 2002	Outstanding Balance as of March 31, 2003
Mizuho Corporate Bank, Ltd.	Short-term borrowings Long-term borrowings	300 47	300 —
Chuo Mitsui Trust and Banking Co., Ltd.	Long-term borrowings	13	—
The Bank of Tokyo-Mitsubishi, Ltd.	Long-term borrowings	18	4,000
The 77 Bank, Ltd.	Short-term borrowings	50	—
The Hachijuni Bank, Ltd.	Short-term borrowings Long-term borrowings	— —	2,000 2,000
Resona Bank, Limited	Short-term borrowings	—	4,000
UFJ Bank Limited	Short-term borrowings	—	5,000
Sumitomo Mitsui Banking Corporation	Long-term borrowings	—	508
The Dai-ichi Mutual Life Insurance Company	Long-term borrowings	450	701
Nippon Life Insurance Company	Long-term borrowings	300	200
Syndicated Loan	Long-term borrowings	—	28,000
Japan Securities Finance Co., Ltd.	Loans from securities finance companies	17,312	55,572
Osaka Securities Finance Co., Ltd.	Loans from securities finance companies	2,637	8,031
Chubu Securities Finance Co., Ltd.	Loans from securities finance companies	92	443

Note: Syndicated loan is financed by the coordination of 62 financial institutions arranged by Mizuho Corporate Bank. Mizuho Corporate Bank also works as the agent for this loan.

(3) Status of Securities held by the Company

1. Securities held for selling purposes

(Millions of Yen)

	As of March 31, 2003			As of March 31, 2004		
	Book Value (Fair Value)		Net unrealized gain or loss on those securities	Book Value (Fair Value)		Net unrealized gain or loss on those securities
	Assets	Liabilities		Assets	Liabilities	
(1) Stocks	1	—	—	397	211	30
(2) Bonds	—	—	—	—	—	—
(3) Others	—	—	—	—	5	(0)
Total	1	—	—	397	217	29

2. "Other securities" held without selling purposes

① Securities whose market value is available

(Millions of Yen)

		As of March 31, 2003			As of March 31, 2004		
		Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Those whose book value exceeds acquisition cost	(1) Stocks	122	143	21	137	338	201
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	122	143	21	137	338	201
Those whose book value do not exceed acquisition cots	(1) Stocks	565	308	(257)	707	594	(113)
	(2) Bonds	—	—	—	—	—	—
	(3) Others	—	—	—	—	—	—
	Sub total	565	308	(257)	707	594	(113)
Total		686	451	(236)	844	932	88

②"Other securities" sold

(Millions of Yen)

Year ended March 31, 2003			Year ended March 31, 2004		
Revenue from Sales	Total gain on sales	Total loss on sales	Revenue from sales	Total gain on sales	Total loss on sales
—	—	—	7	0	—

③ Major securities whose market value is not available

(Millions of Yen)

	As of March 31, 2003	As of March 31, 2004
	Book value	Book value
"Other securities" which are not listed on securities exchanges (excluding over-the-counter securities)	214	244

Note: Devaluation loss of investment securities amounting 55 million Yen is recognized in the year ended March 31, 2004.

(4) Status of Derivative Transactions

(Millions of Yen)

	As of March 31, 2003		As of March 31, 2004	
	Book value		Book value	
	Contract Value	Fair value	Contract Value	Fair value
Foreign exchange reservation	3	0	82	1

Note: 1. The fair value of foreign exchange reservation is valued by Japanese Yen based on the calculation of the present value of cash flow of foreign currency.
2. Derivative transactions to which hedge accounting is applied are excluded.

(5) Audit of the Financial Statements by an Audit Corporation, Etc.

The financial statements of the Company have been audited by ChuoAoyama Audit Corporation pursuant to Article 193-2 of the Securities and Exchange Law.

IV. Status of Management System

1. Outline of Internal Management

Translation omitted.

2. Status of Securities Custody

(1) Funds of trusted money segregated for customers as fiduciary assets

(Millions of Yen)

	As of March 31, 2004
Required amount of money to be segregated for customers as fiduciary assets calculated on the latest reference date	179,565
Trusted money segregated for customers as fiduciary assets	183,001
Required amount of money to be segregated for customers as fiduciary assets calculated at the end of period	180,774

(2) Safekeeping of Securities

① Customers' securities in Custody

Types of Securities	Domestic Securities	Overseas Securities
Stocks	815,345 thousands of shares	1 thousand shares
Bonds	— Millions of Yen	— Millions of Yen
Beneficiary Certificates	5 Million units	1,168 Million units
Others (Warrant)	— Million warrants	32 Million warrants

② Securities borrowed and deposited from customers

	Number of securities
Stocks	259,322 thousand shares
Beneficiary Certificates	0 million units

③ Safekeeping practices

Translation omitted.

V. Status of Consolidated Subsidiaries of the Company, Etc.

1. Business Group

The Company invests on the 100% share of Matsui Real Estate Co., Ltd.

2. Trade Name, Location, Shareholders' Equity and Description of Business of Subsidiaries and Affiliates of the Company

Trade Name	Location	Paid in Capital	Business involved	Shares owned by the Company and its subsidiaries	The percentage share of Voting rights owned by the Company
Matsui Real Estate Co., Ltd.	20-7, Nihombashi 1-chome, Chuo-ku, Tokyo	450 million Yen	Holding, management and rental of real estates	9 thousand shares	100.0%

File No. 82-5215

Consolidated Financial Summary under Japanese GAAP
For the Three Months Ended June 30, 2004

Date: July 22, 2004
Company name (code number): Matsui Securities Co., Ltd. (8628)
Head Office: Hanzomon First Bldg 6F, 1-4, Kojimachi, Chiyoda-ku, Tokyo,102-8516 Japan
Stock exchange listing: Tokyo
Representative: Michio Matsui: President and Chief Executive Officer
For inquiries: Hirohito Imada: Chief Financial Officer
TEL: +81-3-5216-0653
Date of board meeting approving the account settlement: July 22, 2004
Application of US GAAP: None

Note: All figures in the financial statements are rounded off to the nearest millionth.

Consolidated financial summary for the three months ended June 30, 2004

(1) Operating results

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Three months ended June 30, 2004	10,407	(167.2)	9,804	(172.4)	6,642	(325.3)	6,588	(319.0)
Three months ended June 30, 2003	3,894	(11.5)	3,599	(10.8)	1,562	(376.7)	1,572	(396.9)
Year ended March 31, 2004	25,036	(86.5)	23,738	(95.4)	14,285	(303.6)	14,016	(298.4)

	Net income		Earnings/share	Fully diluted earnings/share	Earnings/ shareholders' equity	Ordinary income/ total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Three months ended June 30, 2004	3,775	(398.9)	42.43	37.77	37.8	5.0
Three months ended June 30, 2003	757	(—)	8.59	8.49	9.4	3.3
Year ended March 31, 2004	7,280	(390.3)	81.50	76.99	20.5	4.3

Note:
1. Investment gain and loss on equity :None
2. Average number of shares outstanding
   - Three months ended Jun.30, 2004: 88,961,403 shares
   - Three months ended Jun.30, 2003: 88,062,885 shares
   - Year ended Mar. 31, 2004: 88,373,711 shares
3. Change in accounting policies: None

(2) Financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity/share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
Three months ended June 30, 2004	563,251	40,856	7.3	459.25
Three months ended June 30, 2003	209,744	32,367	15.4	367.51
Year ended March 31, 2004	488,166	39,162	8.0	439.36

Note:
1. Number of shares outstanding
   - As of Jun. 30, 2004: 88,962,566 shares
   - As of Jun. 30, 2003: 88,071,277 shares
   - As of Mar. 31, 2004: 88,957,910 shares

(3) Scope of consolidation and equity method

Consolidated subsidiaries:	1 company
Affiliates applicable of equity method:	None

(4) Change in scope of consolidation and equity method application: None

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results promptly instead of such forecasts.

Notice to readers:

The accompanying consolidated financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards.

The consolidated financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Consolidated Balance Sheets

(Millions of Yen)

Item	June 30, 2003	June 30, 2004	March 31, 2004
(Assets)			
Current assets			
Cash and bank deposits	2,703	23,925	29,744
Cash segregated as deposits	95,501	209,002	183,002
Cash in trust	–	5,900	4,400
Trading assets	0	120	397
Net receivables arising from pre-settlement date trades	–	67	14
Margin account assets:	102,181	314,340	261,154
Loans receivable from customers	96,397	308,324	252,081
Cash deposited as collateral for securities borrowed from securities finance companies	5,784	6,016	9,073
Receivables from customers and others	169	16	23
Advance paid for subscription	–	4	44
Short-term guarantee deposits	3,611	1,261	899
Prepaid expenses	97	152	176
Accrued income	808	2,210	1,931
Deferred income taxes	185	329	692
Others	241	614	616
Allowance for doubtful accounts	(279)	(239)	(206)
Total current assets	205,217	557,699	482,887
Fixed assets			
Tangible fixed assets	889	1,117	974
Buildings	360	454	461
Equipment and instruments	210	189	194
Land	319	474	319
Intangible assets	2,069	1,959	2,055
Software	2,012	1,900	1,997
Others	57	59	58
Investments and others	1,569	2,476	2,250
Investment securities	734	1,479	1,177
Investment in partnership	3	3	3
Long-term loans receivable	103	1	168
Long-term guarantee deposits	67	193	193
Long-term prepaid expenses	6	19	21
Deferred income taxes	615	568	643
Others	145	316	307
Allowance for doubtful accounts	(103)	(104)	(261)
Total fixed assets	4,527	5,552	5,279
Total assets	209,744	563,251	488,166

(Millions of Yen)

Item	June 30, 2003	June 30, 2004	March 31, 2004
(Liabilities)			
Current liabilities			
Trading assets	—	102	217
Net payables arising from pre-settlement date trades	2	—	—
Margin account liabilities:	58,334	85,774	101,342
Loans from securities finance companies	29,532	54,364	64,046
Proceeds of securities sold on customers' account	28,803	31,411	37,296
Payables on collateralized securities transactions:	4,399	40,826	23,579
Cash deposits as collateral for securities loaned	4,399	40,826	23,579
Deposits received	42,711	90,691	79,361
Guarantee money received	59,611	134,281	112,977
Suspense account for undelivered securities	5	17	15
Short-term borrowings	8,627	46,177	25,177
Commercial paper	—	3,000	3,000
Bond due within one year	—	500	500
Deferred revenue	67	99	88
Accounts payable	203	317	619
Accrued expenses	620	1,005	943
Accrued income taxes	708	2,442	6,112
Accrued bonuses	42	49	—
Others	0	0	0
Total current liabilities	175,329	405,280	353,929
Long-term liabilities			
Bond	500	40,000	20,000
Convertible bond	—	40,000	40,000
Long-term borrowings	401	35,449	33,532
Reserve for directors' retirement bonuses	282	241	281
Others	0	0	0
Total long-term liabilities	1,183	115,689	93,813
Statutory reserves			
Reserve for securities transactions	866	1,426	1,261
Total Statutory reserves	866	1,426	1,261
Total liabilities	177,378	522,395	449,004
(Shareholders' equity)			
Common stock	11,406	11,463	11,463
Capital surplus	9,256	9,312	9,312
Earned surplus	11,829	19,867	18,352
Net unrealized gain (loss) on Investment securities, net of taxes	(121)	232	52
Treasury stock	(3)	(18)	(17)
Total shareholders' equity	32,367	40,856	39,162
Total liabilities and shareholders' equity	209,744	563,251	488,166

Consolidated Statements of Income

(Millions of Yen)

Item	Three months ended June 30, 2003	Three months ended June 30, 2004	Year ended March 31, 2004
Operating revenues			
Commissions	3,127	7,990	20,206
Net gain (loss) on trading	0	13	30
Interest and dividend income	767	2,403	4,800
Total operating revenues	3,894	10,407	25,036
Interest expenses	295	603	1,298
Net operating revenues	3,599	9,804	23,738
Selling, general and administrative expenses	2,037	3,162	9,453
Transaction related expenses	414	926	2,261
Employees compensation and benefits	463	522	1,863
Occupancy and rental	84	67	369
Data processing and office supplies	870	1,329	3,986
Depreciation	157	175	689
Duties and taxes other than income taxes	17	56	67
Provision of allowance for doubtful accounts	9	48	94
Others	25	38	125
Operating income	1,562	6,642	14,285
Non-operating income	12	42	30
Non-operating expenses	2	96	298
Ordinary income	1,572	6,588	14,016
Special profits	10	42	2
Special losses	178	165	776
Income before income taxes	1,405	6,465	13,242
Income taxes - current	709	2,375	6,676
Income taxes - deferred	(61)	315	(713)
Net income	757	3,775	7,280

Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the year ended Mar. 31, 2004 ('03. 4. 1 - '03. 6.30)	2Q of the year ended Mar. 31, 2004 ('03. 7. 1 - '03. 9.30)	3Q of the year ended Mar. 31, 2004 ('03.10. 1 - '03.12.31)	4Q of the year ended Mar. 31, 2004 ('04. 1. 1 - '04. 3.31)	Total for the year ended Mar. 31, 2004 ('03. 4. 1 - '04. 3.31)	Total for the year ended Mar. 31, 2005 ('04. 4. 1 - '04. 6.30)
Operating revenues	3,894	6,180	6,856	8,107	25,036	10,407
Commissions	3,127	5,159	5,468	6,452	20,206	7,990
Net gain (loss) on trading	0	(0)	1	29	30	13
Interest and dividend income	767	1,021	1,387	1,626	4,800	2,403
Interest expenses	295	293	316	393	1,298	603
Net operating revenues	3,599	5,886	6,539	7,713	23,738	9,804
Selling, general and administrative expenses	2,037	2,458	2,378	2,580	9,453	3,162
Transaction related expenses	414	589	586	672	2,261	926
Compensation and benefits	463	436	517	447	1,863	522
Occupancy and rental	84	82	81	123	369	67
Data processing and office supplies	870	1,017	998	1,102	3,986	1,329
Depreciation	157	172	176	185	689	175
Duties and taxes other than income taxes	17	52	(16)	14	67	56
Provision of allowance for doubtful accounts	9	76	10	(1)	94	48
Others	25	35	26	38	125	38
Operating income	1,562	3,428	4,161	5,134	14,285	6,642
Non-operating income and expenses	10	(44)	(223)	(12)	(268)	(55)
Ordinary income	1,572	3,385	3,938	5,121	14,016	6,588
Special profits and losses	(168)	(135)	(114)	(358)	(774)	(123)
Income before income taxes	1,405	3,249	3,824	4,764	13,242	6,465
Income taxes-current	709	1,750	1,848	2,369	6,676	2,375
Income taxes-deferred	(61)	(251)	(168)	(233)	(713)	315
Net income	757	1,751	2,144	2,628	7,280	3,775

Non-Consolidated Financial Summary under Japanese GAAP
For the Three Months Ended June 30, 2004

Date: July 22, 2004
Company name (code number): Matsui Securities Co., Ltd. (8628)
Head Office: Hanzomon First Bldg 6F,1-4,Kojimachi,Chiyoda-ku,Tokyo,102-8516 Japan
Stock exchange listing (In Japan) Tokyo
Representative: Michio Matsui: President and Chief Executive Officer
Unit of shares: 100 shares
Date of board meeting approving the account settlement: July 22, 2004
Interim dividend: The Company's rule allows interim dividend.

Note: All figures in the financial statements are rounded off to the nearest millionth.

Non-consolidated financial summary for three months ended June 30, 2004

(1) Operating

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
Three months ended June 30, 2004	10,407	(167.2)	9,804	(172.4)	6,640	(325.5)	6,584	(319.3)
Three months ended June 30, 2003	3,894	(11.5)	3,599	(10.8)	1,560	(376.8)	1,570	(397.9)
Year ended March 31, 2004	25,036	(86.5)	23,738	(95.4)	14,277	(304.8)	14,007	(299.7)

	Net income		Earnings/share	Fully diluted earnings/share	Earnings/ shareholders' equity	Ordinary income/ total assets
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)	(%)
Three months ended June 30, 2004	3,773	(399.4)	42.41	37.75	37.8	5.0
Three months ended June 30, 2003	756	(–)	8.58	8.48	9.4	3.3
Year ended March 31, 2004	7,275	(392.2)	81.44	76.93	20.5	4.3

Note: 1. Average number of shares outstanding

	First quarter ended Jun.30, 2004	88,961,403 shares
	First quarter ended Jun.30, 2003	88,062,885 shares
	Year ended Mar.31, 2004	88,373,711 shares

2. Change in accounting Policies: None

(2) Financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Earnings/ shareholders' equity	Capital Adequacy ratio
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)	(%)
Three months ended June 30, 2004	563,196	40,804	7.2	458.66	422.6
Three months ended June 30, 2003	209,696	32,320	15.4	366.98	724.0
Year ended March 31, 2004	488,111	39,112	8.0	438.80	436.1

Note:

1. Outstanding shares at ended of period	First quarter ended Jun.30, 2004	88,962,566 shares
	First quarter ended Jun.30, 2003	88,071,277 shares
	Year ended Mar. 31, 2004	88,957,910 shares
2. Number of treasury stocks	Jun.30, 2004	9,453 shares
	Jun.30, 2004	2,874 shares
	Mar.31, 2004	9,149 shares

Non-Consolidated Balance Sheets

(Millions f Yen)

Item	June 30, 2003	June 30, 2004	March 31,2004
(Assets)			
Current assets			
Cash and bank deposits	2,596	23,759	29,580
Cash segregated as deposits	95,501	209,002	183,002
Cash in trust	–	5,900	4,400
Trading assets	0	120	397
Net receivables arising from pre-settlement date trades	–	67	14
Margin account assets:	102,181	314,340	261,154
Loans receivable from customers	96,397	308,324	252,081
Cash deposited as collateral for securities borrowed from securities finance companies	5,784	6,016	9,073
Receivables from customers and others	169	16	23
Advance paid for subscription	–	4	44
Short-term guarantee deposits	3,611	1,261	899
Prepaid expenses	94	151	175
Accrued income	808	2,210	1,931
Deferred income taxes	185	328	692
Others	241	613	616
Allowance for doubtful accounts	(279)	(239)	(206)
Total current assets	205,108	557,532	482,721
Fixed assets			
Tangible fixed assets	543	779	634
Buildings	293	395	400
Equipment and instruments	210	189	193
Land	41	195	41
Intangible assets	2,069	1,959	2,055
Software	2,012	1,900	1,997
Others	57	59	58
Investments and others	1,976	2,926	2,700
Investment securities	734	1,479	1,177
Shares of affiliate	450	450	450
Investment in partnership	3	3	3
Long-term loans receivable	103	1	168
Long-term guarantee deposits	24	193	193
Long-term prepaid expenses	6	19	21
Deferred income taxes	615	568	643
Others	145	316	307
Allowance for doubtful accounts	(103)	(104)	(261)
Total fixed assets	4,588	5,664	5,389
Total assets	209,696	563,196	488,111

(Millions of Yen)

Item	June 30, 2003	June 30, 2004	March 31, 2004
(Liabilities)			
Current liabilities			
Trading assets	—	102	217
Net payables arising from pre-settlement date trades	2	—	—
Margin account liabilities	58,334	85,774	101,342
Loans from securities: finance companies	29,532	54,364	64,046
Proceeds of securities sold on customers' accounts	28,803	31,411	37,296
Payables on collateralized securities transactions	4,399	40,826	23,579
Cash deposits as collateral for securities loaned	4,399	40,826	23,579
Deposits received	42,711	90,691	79,360
Guarantee money received	59,611	134,281	112,977
Suspense account for undelivered securities	5	17	15
Short-term borrowings	8,627	46,177	25,177
Commercial paper	—	3,000	3,000
Bond due within one year	—	500	500
Deferred revenue	67	99	88
Accounts payable	203	317	617
Accrued expenses	620	1,005	943
Accrued income taxes	707	2,441	6,111
Accrued bonuses	42	49	—
Others	0	0	—
Total current liabilities	175,327	405,277	353,925
Long-term liabilities			
Bond	500	40,000	20,000
Convertible bond	—	40,000	40,000
Long-term borrowings	401	35,449	33,532
Reserve for directors' retirement bonuses	281	241	281
Total long-term liabilities	1,182	115,689	93,813
Statutory reserves			
Reserve for securities transactions	866	1,426	1,261
Total statutory reserves	866	1,426	1,261
Total liabilities	177,376	522,393	448,999
(Shareholders' equity)			
Common stock	11,406	11,463	11,463
Capital surplus			
Additional paid-in capital	9,256	9,312	9,312
Total capital surplus	9,256	9,312	9,312
Earned surplus			
Earned surplus reserves	159	159	159
Voluntary reserves	4,250	4,250	4,250
Special purpose reserves	4,250	4,250	4,250
Unappropriated retained earnings	7,374	15,406	13,893
Total earned surplus	11,783	19,815	18,302
Net unrealized gain (loss) on Investment securities, net of taxes	(121)	232	52
Treasury stock	(3)	(18)	(17)
Total shareholders' equity	32,320	40,804	39,112
Total liabilities and shareholders' equity	209,696	563,196	488,111

Non-consolidated Statements of Income

(Millions of Yen)

Item	June 30, 2003	June 30, 2004	March 31, 2004
Operating revenues			
Commissions	3,127	7,990	20,206
Net gain (loss) on trading	0	13	30
Interest and dividend income	767	2,403	4,800
Total operating revenues	3,894	10,407	25,036
Interest and dividend income	295	603	1,298
Net Operating revenues	3,599	9,804	23,738
Selling, general and administrative expenses	2,039	3,164	9,461
Transaction related expenses	413	926	2,260
Employees' Compensation and benefits	461	520	1,845
Occupancy and rental	92	73	399
Data processing and office supplies	870	1,332	3,995
Depreciation	155	173	682
Duties and taxes other than income taxes	14	54	61
Provision of allowance for doubtful accounts	9	48	94
Others	25	37	124
Operating income	1,560	6,640	14,277
Non-operating income	12	41	27
Non-operating expenses	2	96	298
Ordinary income	1,570	6,584	14,007
Special profits	10	42	2
Special losses	178	165	776
Income before income taxes	1,402	6,461	13,233
Income taxes - current	708	2,373	6,672
Income taxes - deferred	(61)	315	(713)
Net income	756	3,773	7,275

Supplemental Information for Non-Consolidated Financial Summary

1. Commission revenues

(1) Commission revenues by item

(Millions of Yen)

	First quarter ended June 30, 2004(A)	First quarter ended June 30, 2003(B)	Comparison (A) / (B)	Year ended March 31, 2004
Brokerage commission	7,592	2,899	261.9%	18,933
(Stocks)	7,549	2,874	262.7%	18,798
(Bonds)	–	–	–	–
(Beneficiary certificates)	28	15	191.4%	83
(Others)	14	11	137.3%	52
Underwriting and selling	100	5	1,900.7%	191
Subscription and distribution	8	0	2,306.9%	36
Others	290	223	130.1%	1,047
Total	7,990	3,127	255.5%	20,206

(2) Commission revenues by product

(Millions of Yen)

	First quarter ended June 30, 2004(A)	First quarter ended June 30, 2003(B)	Comparison (A) / (B)	Year ended March 31, 2004
Stocks	7,758	2,925	265.2%	19,355
Bonds	–	–	–	–
Beneficiary certificates	29	15	193.2%	85
Others	204	187	108.9%	766
Total	7,990	3,127	255.5%	20,206

2. Net gain on trading

(Millions of Yen)

		First quarter ended June 30, 2004(A)	First quarter ended June 30, 2003(B)	Comparison (A) / (B)	Year ended March 31, 2004
Stocks		14	(0)	–	28
Bonds and others		(0)	0	–	2
	Bonds	–	–	–	–
	Others	(0)	0	–	2
Total		13	0	3,385.2%	30

3. Stock trading

(Millions of shares, millions of Yen)

	First quarter ended June 30, 2004 (A)		First quarter ended June 30, 2003 (B)		Comparison (A) / (B)		Year ended March 31, 2004	
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Total	8,215	6,415,361	5,634	1,885,843	145.8%	340.2%	25,304	13,651,243
(Proprietary trading)	1	175	0	216	473.0%	81.0%	8	3,269
(Brokerage)	8,213	6,415,186	5,634	1,885,627	145.8%	340.2%	25,296	13,647,974
Brokerage/Total	100.0%	100.0%	100.0%	100.0%			100.0%	100.0%
Brokerage commission per share (Yen)	0.91		0.50				0.74	

4. Underwriting and selling, subscription and distribution

(Millions of shares, Millions of Yen)

			First quarter ended June 30, 2004 (A)	First quarter ended June 30, 2003 (B)	Comparison (A) / (B)	Year ended March 31, 2004
Underwriting and selling	Stocks	(Number of shares)	0	0	1,425.0%	1
		(Value)	2,120	112	1,890.2%	4,094
	Bonds	(Face value)	–	–	–	–
	Beneficiary certificates	(Value)	–	–	–	–
	Commercial paper and others	(Face value)	–	–	–	–
Subscription and distribution	Stocks	(Number of shares)	0	0	1,528.7%	0
		(Value)	389	2	17,998.1%	1,706
	Bonds	(Face value)	–	–	–	–
	Beneficiary certificates	(Value)	680	253	268.3%	2,098
	Commercial paper and others	(Face value)	–	6	–	12

5. Capital Adequacy Ratio

(Millions of Yen)

			As of June 30, 2004	As of June 30, 2003	As of March 31, 2004
Tier I Capital		(A)	40,571	32,320	36,799
Tier II Capital	Net unrealized gain on investment		231	–	52
	Statutory reserves		1,426	866	1,261
	Allowance for doubtful accounts		239	278	205
	Subordinated debts		500	500	500
	Total	(B)	2,397	1,645	2,019
Assets to be deducted from equity capital		(C)	4,507	4,337	4,633
Equity capital after deduction (A) + (B) − (C)		(D)	38,461	29,627	34,184
Risk	Market risk		160	59	135
	Counterparty risk		6,524	2,228	5,439
	Basic risk		2,414	1,803	2,262
	Total	(E)	9,099	4,092	7,837
Capital adequacy ratio		(D) / (E)	422.6%	724.0%	436.1%

Note: 1.Capital adequacy ratio as of March 31, 2003 is calculated with appropriated retained earnings being deducted from Tier I capital.

2.The amounts presented are rounded to nearest million yen.

6. A Summary of Quarterly Consolidated Statements of Income

(Millions of Yen)

Item	1Q of the Year ended Mar. 31, 2004 ('03. 4. 1 – '03. 6.30)	2Q of the Year ended Mar. 31, 2004 ('03. 7. 1 – '03. 9.30)	3Q of the Year ended Mar. 31, 2004 ('03.10. 1 – '03.12.31)	4Q of the Year ended Mar. 31, 2004 ('04. 1. 1 – '04. 3.31)	Total for the Year ended Mar. 31, 2004 ('03. 4. 1 – '04. 3.31)	1Q of the Year ended Mar. 31, 2005 ('04. 4. 1 – '04. 6.30)
Operating revenues	3,894	6,180	6,856	8,107	25,036	10,407
Commissions	3,127	5,159	5,468	6,452	20,206	7,990
Net gain on trading	0	(0)	1	29	30	13
Interest and dividend income	767	1,021	1,387	1,626	4,800	2,403
Interest expenses	295	293	316	393	1,298	603
Net operating revenues	3,599	5,886	6,539	7,713	23,738	9,804
Selling, general and administrative expenses	2,039	2,461	2,380	2,580	9,461	3,164
Transaction related expenses	413	588	586	672	2,260	926
Compensation and benefits	461	432	512	441	1,845	520
Occupancy and rental	92	89	88	130	399	73
Data processing and office supplies	870	1,020	1,001	1,105	3,995	1,332
Depreciation	155	170	174	183	682	173
Duties and taxes other than income taxes	14	51	(17)	13	61	54
Provision of allowance for doubtful accounts	9	76	10	(1)	94	48
Others	25	35	26	38	124	37
Operating income	1,560	3,426	4,159	5,133	14,277	6,640
Non-operating income and expenses	10	(44)	(223)	(13)	(270)	(56)
Ordinary income	1,570	3,381	3,935	5,120	14,007	6,584
Special profits and losses	(168)	(135)	(114)	(357)	(774)	(123)
Income before income taxes	1,402	3,246	3,822	4,763	13,233	6,461
Income taxes-current	708	1,748	1,847	2,369	6,672	2,373
Income taxes-deferred	(61)	(251)	(168)	(233)	(713)	315
Net income	756	1,749	2,143	2,627	7,275	3,773

7. Operational information for Netstock

First half of fiscal 1999

	Apr. 1999	May 1999	Jun. 1999	Jul. 1999	Aug. 1999	Sep. 1999
Number of Netstock accounts	4,097	5,226	6,401	8,679	10,586	13,286
(Change)	(854)	(1,129)	(1,175)	(2,278)	(1,907)	(2,700)
Number of Netstock margin accounts	427	531	651	803	1,067	1,418
(Change)	(68)	(104)	(120)	(152)	(264)	(351)
Number of share trades via Netstock	14,569	12,455	20,139	26,819	28,068	39,609
Total value of shares traded via Netstock (Millions of Yen)	11,434	9,561	17,989	27,287	26,995	38,689

Second half of fiscal 1999

	Oct. 1999	Nov. 1999	Dec. 1999	Jan. 2000	Feb. 2000	Mar. 2000
Number of Netstock accounts	18,085	20,823	22,714	24,815	27,577	29,768
(Change)	(4,799)	(2,738)	(1,891)	(2,101)	(2,762)	(2,191)
Number of Netstock margin accounts	2,987	3,681	4,136	4,539	5,007	5,453
(Change)	(1,569)	(694)	(455)	(403)	(468)	(446)
Number of share trades via Netstock	94,385	146,952	141,655	153,773	181,408	211,176
Total value of shares traded via Netstock (Millions of Yen)	92,902	170,220	163,266	180,021	234,337	248,548

First half of fiscal 2000

	Apr. 2000	May 2000	Jun. 2000	Jul. 2000	Aug. 2000	Sep. 2000
Number of Netstock accounts	30,226	30,856	31,842	32,739	34,206	35,118
(Change)	(458)	(630)	(986)	(897)	(1,467)	(912)
Number of Netstock margin accounts	5,847	6,239	6,780	7,470	8,201	8,780
(Change)	(394)	(392)	(541)	(690)	(731)	(579)
Number of share trades via Netstock	190,054	195,546	244,315	230,677	238,915	237,761
Total value of shares traded via Netstock (Millions of Yen)	202,550	211,881	242,515	232,400	257,194	235,491

Second half of fiscal 2000

	Oct. 2000	Nov. 2000	Dec. 2000	Jan. 2001	Feb. 2001	Mar. 2001
Number of Netstock accounts	35,638	36,649	38,017	39,518	42,397	45,353
(Change)	(520)	(1,011)	(1,368)	(1,501)	(2,879)	(2,956)
Number of Netstock margin accounts	9,052	9,552	9,990	10,141	10,896	11,607
(Change)	(272)	(500)	(438)	(151)	(755)	(711)
Number of share trades via Netstock	266,295	289,533	333,601	329,181	374,035	522,513
Total value of shares traded via Netstock (Millions of Yen)	251,411	252,883	277,347	283,804	301,900	426,629

First half of fiscal 2001

	Apr. 2001	May 2001	Jun. 2001	Jul. 2001	Aug. 2001	Sep. 2001
Number of Netstock accounts	48,153	51,396	53,910	57,715	60,278	63,100
(Change)	(2,800)	(3,243)	(2,514)	(3,805)	(2,563)	(2,822)
Number of Netstock margin accounts	12,203	12,873	13,672	14,399	15,209	16,417
(Change)	(596)	(670)	(799)	(727)	(810)	(1,208)
Number of share trades via Netstock	544,373	575,337	449,917	430,793	554,559	521,489
Total value of shares traded via Netstock (Millions of Yen)	474,530	538,348	396,759	364,249	462,512	413,319

Second half of fiscal 2001

	Oct. 2001	Nov. 2001	Dec. 2001	Jan. 2002	Feb. 2002	Mar. 2002
Number of Netstock accounts (Change)	65,772 (2,672)	67,104 (1,332)	68,366 (1,262)	70,238 (1,872)	72,292 (2,054)	74,106 (1,814)
Number of Netstock margin accounts (Change)	17,575 (1,158)	18,344 (769)	18,999 (655)	19,711 (712)	20,337 (626)	20,919 (582)
Number of share trades via Netstock	613,945	572,121	553,366	516,670	570,464	773,679
Total value of shares traded via Netstock (Millions of Yen)	502,760	471,598	397,715	369,197	427,763	672,706

First half of fiscal 2002

	Apr. 2002	May 2002	Jun. 2002	Jul. 2002	Aug. 2002	Sep. 2002
Number of Netstock accounts (Change)	75,638 (1,532)	77,265 (1,627)	79,226 (1,961)	81,087 (1,861)	82,671 (1,584)	84,018 (1,347)
Number of Netstock margin accounts (Change)	21,471 (552)	21,871 (400)	22,250 (379)	22,797 (547)	23,297 (500)	23,614 (317)
Number of share trades via Netstock	622,829	616,338	519,679	620,032	544,769	495,589
Total value of shares traded via Netstock (Millions of Yen)	533,392	563,826	469,025	543,582	450,273	416,549

Second half of fiscal 2002

	Oct. 2002	Nov. 2002	Dec. 2002	Jan. 2003	Feb. 2003	Mar. 2003
Number of Netstock accounts (Change)	85,325 (1,307)	86,619 (1,294)	87,922 (1,303)	89,254 (1,332)	90,730 (1,476)	92,087 (1,357)
Number of Netstock margin accounts (Change)	23,933 (319)	24,181 (248)	24,431 (250)	24,651 (220)	24,893 (242)	25,150 (257)
Number of share trades via Netstock	593,425	606,211	493,275	528,380	548,925	545,429
Total value of shares traded via Netstock (Millions of Yen)	498,520	487,966	385,187	415,422	432,760	398,661

First half of fiscal 2003

	Apr. 2003	May 2003	Jun. 2003	Jul. 2003	Aug. 2003	Sep. 2003
Number of Netstock accounts (Change)	93,411 (1,324)	95,164 (1,753)	97,266 (2,102)	100,429 (3,163)	103,934 (3,505)	108,311 (4,377)
Number of Netstock margin accounts (Change)	25,394 (244)	25,889 (495)	26,478 (589)	27,671 (1,193)	28,949 (1,278)	30,324 (1,375)
Number of share trades via Netstock	671,059	764,828	1,011,839	1,120,759	976,406	1,167,254
Total value of shares traded via Netstock (Millions of Yen)	483,889	567,306	840,678	1,142,328	967,915	1,361,834

Second half of fiscal 2003

	Oct. 2003	Nov. 2003	Dec. 2003	Jan. 2004	Feb. 2004	Mar. 2004
Number of Netstock accounts (Change)	113,211 (4,900)	117,112 (3,901)	120,448 (3,336)	124,905 (4,457)	133,228 (8,323)	143,229 (10,001)
Number of Netstock margin accounts (Change)	31,855 (1,531)	33,000 (1,145)	34,069 (1,069)	35,200 (1,131)	36,260 (1,060)	37,763 (1,503)
Number of share trades via Netstock	1,464,661	880,831	879,429	1,072,906	948,776	1,824,028
Total value of shares traded via Netstock (Millions of Yen)	1,855,648	1,003,125	960,410	1,214,834	1,073,486	2,212,713

First half of fiscal 2004

	Apr. 2004	May 2004	Jun. 2004
Number of Netstock accounts (Change)	156,021 (12,792)	169,132 (13,111)	177,804 (8,672)
Number of Netstock margin accounts (Change)	39,350 (1,587)	40,852 (1,502)	42,052 (1,200)
Number of share trades via Netstock	2,060,073	1,383,304	1,650,442
Total value of shares traded via Netstock (Millions of Yen)	2,760,897	1,670,956	1,982,609

(Summary translation)

Extraordinary Report

Matsui Securities Co., Ltd.

Hanzomon First Bldg 6F 1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan

---

Filed with the Director of the Kanto Local Finance Bureau
On July 15, 2004

1 Reason to File the Extraordinary Report

The Company files this document to report the resolution of the general shareholders' meetings held on June 27, 2004 and the board of directors held on July 28, 2004 to allocate new share purchase rights for 349,500 of the Company's shares to its directors and employees based on the Article 280-20 and 280-21 of Commercial Code.

2 Details of the Stock Options

- Title: Matsui Securities Co., Ltd. New Share Purchase Rights
- Number of rights to be issued: 3,495 *1
- Price of rights: Free of charge
- Total amount of money to be paid in: 1,275,675,000 Yen
- Types and number of shares for which the rights are granted: 349,500 of the Company's common stock *2
- Amount of money per share to be paid in: 3,650 Yen*3
- Exercise period: From July 15, 2006 to July 14, 2009
- Details of conditions of exercise: *Translation omitted.*
- Amount, to be capitalized as common stock, out of the issue price of the shares: 1,825 Yen
- Assignment of rights: Assignment of rights needs approval by the board of directors.
- Persons to be granted rights: 9 directors and 82 employees
- Details of agreement between the Company and the persons to be granted rights. *Translation omitted.*

Note *1: One right is for 100 shares. The number of shares per right will be adjusted to reflect stock splits, stock merges and the Company's merger and consolidation.

Note *2: Number of shares will be adjusted to reflect stock splits, stock merges and the company's merger and consolidation.

Note *3: The price of shares will be adjusted to reflect stock splits, stock merges, issuance of new shares under market price, sales of treasury stock under market price and the Company's merger and consolidation.